# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Olema Pharmaceuticals, Inc., CIK 0001750284
CUSIP: 68062P106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 780 Brannan Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 03/18/2025
Amends the filing with accession number 0000935836-24-000426
Filed by CIK 0001792126
Persons authorized to receive notices and communications: Derek Gould, Logos Global Management LP, One Letterman Dr., Bldg D, Ste. D3-700, San Francisco, California (CA), 94129, (415) 801-4660

## Reporting persons
- Logos Global Management LP (CIK 0001792126): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,208,875; sole dispositive power 0; shared dispositive power 3,208,875; aggregate amount beneficially owned 3,208,875 (4.7% of the class)
  Comment: Percentage calculated based on 68,333,065 shares of Common Stock outstanding on March 13, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,208,875; sole dispositive power 0; shared dispositive power 3,208,875; aggregate amount beneficially owned 3,208,875 (4.7% of the class)
  Comment: Percentage calculated based on 68,333,065 shares of Common Stock outstanding on March 13, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Arsani William (CIK 0001848372): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,208,875; sole dispositive power 0; shared dispositive power 3,208,875; aggregate amount beneficially owned 3,208,875 (4.7% of the class)
  Comment: Percentage calculated based on 68,333,065 shares of Common Stock outstanding on March 13, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Graham Walmsley (CIK 0001777517): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,208,875; sole dispositive power 0; shared dispositive power 3,208,875; aggregate amount beneficially owned 3,208,875 (4.7% of the class)
  Comment: Percentage calculated based on 68,333,065 shares of Common Stock outstanding on March 13, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Logos Opportunities GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 708,114; sole dispositive power 0; shared dispositive power 708,114; aggregate amount beneficially owned 708,114 (1% of the class)
  Comment: Percentage calculated based on 68,333,065 shares of Common Stock outstanding on March 13, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.
- Logos GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,508,114; sole dispositive power 0; shared dispositive power 2,508,114; aggregate amount beneficially owned 2,508,114 (3.7% of the class)
  Comment: Percentage calculated based on 68,333,065 shares of Common Stock outstanding on March 13, 2025, as reported in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Olema Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 780 Brannan Street, San Francisco, California (CA), 94103

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

Logos Global Management LP, a Delaware limited partnership ("Logos Global")

Logos Opportunities GP LLC, a Delaware limited liability company ("Logos Opportunities GP")

Logos GP LLC, a Delaware limited liability company ("Logos GP")

Logos Global Management GP LLC, a Delaware limited liability company ("Logos Global GP")

Arsani William

Graham Walmsley

Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein.
Residence or business address: One Letterman Drive, Building D, Suite D3-700, San Francisco, CA 94129.
Present principal occupation or employment: Logos Global is the investment adviser to private investment funds (the "Funds"). Logos Global GP is the general partner of Logos Global. Logos GP and Logos Opportunities GP are the general partners of the Funds. Logos GP is the manager of Logos Opportunities GP. Dr. William is the control person of Logos Global and Logos GP. Dr. William and Dr. Walmsley are the co-portfolio managers of certain Funds that own the Common Stock reported in this Schedule 13D, and Dr. William is the portfolio manager of the remaining Fund that owns the Common Stock.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Funds used their working capital to purchase the Issuer's Common Stock. The amount of funds used in purchasing the Issuer's Common Stock was:

Logos Global Opportunities Fund II LP: $7,833,369.50

Logos Opportunities Fund IV LP: $4,730,136.75

Logos Global Master Fund, LP: $28,914,416.87

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting persons filed this Schedule 13D because Dr. Walmsley is on the Issuer's board of directors. The reporting persons acquired Common Stock for investment purposes. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Common Stock and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Common Stock now owned or hereafter acquired by any of them. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or pledge their interests in the Common Stock to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, the reporting persons may recommend action to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting persons:

Logos Global: 3,208,875

Logos Opportunities GP: 708,114

Logos GP: 2,508,114

Logos Global GP: 3,208,875

Arsani William: 3,208,875

Graham Walmsley: 3,208,875

Aggregate percentage of the class of Common Stock beneficially owned by the reporting persons:

Logos Global: 4.7%

Logos Opportunities GP: 1.0%

Logos GP: 3.7%

Logos Global GP: 4.7%

Arsani William: 4.7%

Graham Walmsley: 4.7%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the each reporting person has:

(i) Sole power to vote or to direct the vote:?

Logos Global: 0

Logos Opportunities GP: 0

Logos GP: 0

Logos Global GP: 0

Arsani William: 0

Graham Walmsley: 0

(ii) Shared power to vote or to direct the vote:?

Logos Global: 3,208,875

Logos Opportunities GP: 708,114

Logos GP: 2,508,114

Logos Global GP: 3,208,875

Arsani William: 3,208,875

Graham Walmsley: 3,208,875

(iii) Sole power to dispose or to direct the disposition of:

Logos Global: 0

Logos Opportunities GP: 0

Logos GP: 0

Logos Global GP: 0

Arsani William: 0

Graham Walmsley: 0

(iv) Shared power to dispose or to direct the disposition of:?

Logos Global: 3,208,875

Logos Opportunities GP: 708,114

Logos GP: 2,508,114

Logos Global GP: 3,208,875

Arsani William: 3,208,875

Graham Walmsley: 3,208,875
Transactions in the class effected during the past sixty days: The reporting persons have not engaged in any transactions in the Issuer's Common Stock in the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The reporting persons ceased to be beneficial owners of more than five percent of the Common Stock as a result of an increase in the number of shares of Common Stock outstanding reported in the Form 10-K filed by the Issuer on March 18, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Logos Global is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to Logos Global the authority, among other things, to invest the funds of such clients in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, Logos Global is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, Logos Global is entitled to fees based on assets under management and realized and unrealized gains.

Registration Rights Agreement

Certain of the Funds and other holders of more than 5% of the Issuer's outstanding capital stock entered into an Amended and Restated Investor Rights Agreement with the Issuer (the "Rights Agreement"), dated September 30, 2020. Pursuant to the Rights Agreement and subject to the terms and conditions therein, such persons have certain registration rights as set forth below.

Upon the closing of the Issuer's initial public offering and subject to the lock-up agreements entered into in connection with the initial public offering and federal securities laws, certain holders of shares of the Issuer's common stock will initially be entitled to certain rights with respect to registration of such shares under the Securities Act of 1933. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of the Rights Agreement and are described in additional detail below. The Issuer will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the closing of the Issuer's initial public offering, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

Holders of an aggregate of approximately 23.7 million shares of the Issuer's common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of the Issuer's initial public offering, the holders of 30% of these shares may request that the Issuer register all or a portion of their shares. The Issuer is not required to effect more than two registration statements which are declared or ordered effective. Such request for registration must cover shares with an anticipated aggregate offering price, net of expenses, of at least $10 million. With certain exceptions, the Issuer is not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering.

Piggyback Registration Rights

In the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, either for its own account or for the account of other security holders, the holders of an aggregate of approximately 23.7 million shares of the Issuer's common stock will be entitled to certain piggyback registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations.

S-3 Registration Rights

Holders of an aggregate of approximately 23.7 million shares of the Issuer's common stock are entitled to certain Form S-3 registration rights. Holders of 30% of these shares can make a request that the Issuer register their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3 and if the anticipated aggregate offering price, net of expenses, would equal or exceed $2 million. The Issuer is not be required to effect more than two registrations on Form S-3 within any 12-month period.

The foregoing description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit 99.2 Amended and Restated Investor Rights Agreement among the Issuer, Opportunities I, Opportunities II and certain other stockholders, attached as Exhibit 4.2 to the Issuer's Form S-1 Registration Statement (No. 333-249748), filed on October 30, 2020, and incorporated herein by reference.

Exhibit 99.3 Registration Rights Agreement, dated December 23, 2023, by and among the Issuer and the reporting persons, attached as Exhibit 10.2 to the Issuer's Form 8-K filed on December 26, 2023.

## Signatures
- Logos Global Management LP: /s/ Arsani William, Managing Partner (05/13/2025)
- Logos Global Management GP LLC: /s/ Arsani William, Managing Member (05/13/2025)
- Arsani William: /s/ Arsani William, Reporting person (05/13/2025)
- Graham Walmsley: /s/ Graham Walmsley, Reporting person (05/13/2025)
- Logos Opportunities GP LLC: /s/ Arsani William, Managing Member (05/13/2025)
- Logos GP LLC: /s/ Arsani William, Managing Member (05/13/2025)